EXX
  EXX
EXX - Exxaro Resources Limited - Trading Statement For The 12
                    Months Ended 31 December 2007

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
Trading statement for the 12 months ended 31 December 2007
Shareholders are advised that Exxaro Resources Limited (Exxaro) will release its
audited financial results for the 12 months ended 31 December 2007 on or about
21 February 2008.
Attributable earnings and headline earnings for the period are expected to be
between R1 365 million and R1 500 million.  Attributable earnings per share
("EPS") and headline earnings per share ("HEPS") are expected to be between 400
and 440 cents. The Namakwa Sands business and a 26% interest in Black
Mountain/Gamsberg which Exxaro will acquire on conversion and subsequent
approval of cession of the respective mining rights are not included in the
results for the 12-month period ended 31 December 2007.
The annual report issued by Exxaro for the 12-month period ended 31 December
2006 includes unaudited supplementary financial information. This shows
comparable attributable earnings and headline earnings of R 962 million and R893
million respectively, while EPS of 307 cents and HEPS of 285 cents are reflected
on a comparable basis for the 12 months ended 31 December 2006.
The financial information on which this trading statement is based has not been
reviewed or reported on by Exxaro's auditors.
7 February 2008
Ends
Enquiries:
Trevor Arran, Executive General Manager, Corporate Affairs and Investor
Relations
Exxaro Resources Limited
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Sponsor: JPMorgan Equities
Date: 07/02/2008 17:00:01 Produced by the JSE SENS Department.
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08001301

EXX
  EXX
EXX - Exxaro Resources Limited – News Release
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
NEWS RELEASE
EXXARO`S AUDITED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE
12-MONTH PERIOD ENDED 31 DECEMBER 2007
HIGHLIGHTS
-      Revenue exceeds R10 billion
-      Net operating profit up 15% to R1,4 billion
-      Headline earnings of 425 cents per share
-      Total dividend of 160 cents per share; final dividend of 100 cents per
       share
-      Exciting coal project developments
NOTE TO EDITORS:
REPORTED RESULTS NOT COMPARABLE
The group`s audited financial results and actual physical information for
the 12-month periods ended 31 December 2007 and 2006 respectively are not
comparable as a result of the empowerment transaction that resulted in the
creation of Exxaro Resources Limited ("Exxaro") in November 2006.
The audited financial results for the 12-month period ended 31 December
2006 include Sishen Iron Ore Company ("SIOC") fully consolidated for 10
months to October 2006 with Eyesizwe Coal (Pty) Ltd ("Eyesizwe") only
consolidated for two months to December 2006 and an effective 20% holding
in SIOC equity accounted for the same two month period. The 2007 financial
year, however, has Eyesizwe fully consolidated and the effective 20%
interest in SIOC equity accounted, for the entire 12-month period.
COMPARABLE SUPPLEMENTARY RESULTS
Comparable unaudited supplementary financial results together with physical
information is additionally provided below for information purposes only,
on the assumption that Exxaro had been created with effect from 1 January
2006.
Comments are for comparable purposes based on an analysis of the group`s
audited financial results and physical information for the 12-month period
to 31 December 2007 compared with the unaudited supplementary financial
results and physical information compiled for the 12-month period to 31
December 2006.
Diversified South African-based resources group Exxaro Resources Limited
(Exxaro) today reported revenue of R10,16 billion for the 12-month period
ended 31 December 2007, an increase of 15%, while net operating profit
increased by R183 million to R1,44 billion.
The group experienced strong demand at higher commodity prices despite the
significant decrease in LME zinc prices in the last quarter of 2007.  This,
together with a stronger rand of R6,80 to the US dollar on 31 December
2007, resulted in revaluations of stock to net realisable value in the base
metals and mineral sands businesses decreasing by R133 million compared to
the end of 2006.
An average exchange rate of R7,26 to the US dollar was realised compared
with R6,76 for the corresponding period in 2006.  The significant strength
of the Australian dollar to the US dollar (USD 0,83 to the AUD realised
against USD 0,75 for 2006), however, impacted negatively on the financial
results of the mineral sands operations in Australia.
EARNINGS
Attributable earnings for the period are R1,43 billion (418 cents per
share) representing a 48% increase on the comparable 2006 attributable

earnings of R962 million (307 cents per share). This includes Exxaro's 20% interest in the after-tax profits of SIOC amounting to R746 million, some R148 million higher than for the comparable period.

Headline earnings increased from R893 million to R1,45 billion with headline earnings per share 49% higher at 425 cents compared with 285 cents for the comparable corresponding period.

CASH FLOW

Cash retained from operations of R2,31 billion was mainly applied to taxation payments of R461 million, capital expenditure of R1,29 billion (consisting of R727 million invested in new capacity and R569 million in sustaining and environmental capital), an investment of R239 million in the Richards Bay Coal Terminal (RBCT) to secure 2,5Mtpa export entitlement, and the interim dividend payment of R211 million or 60 cents per share in September 2007. The group had a net cash inflow of R388 million for the financial year.

After accounting for the net surplus of R91 million on the repurchase of 10 million shares from Anglo South Africa Capital (Pty) Ltd and the market placement of the same number of new shares, as well as a dividend inflow of R373 million from SIOC, cash and cash equivalents increased by R502 million before the repayment of borrowings.

Net debt of R921 million at 31 December 2006 accordingly decreased to R483 million at a net debt to equity ratio of 5% on 31 December 2007. Net debt will increase by the payment commitment of R2,35 billion, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

SAFETY, HEALTH AND ENVIRONMENT

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been strengthened by further initiatives to enhance hazard identification and safe behaviour by individuals. Despite excellent safety achievements at several operations, regrettably four on-mine fatalities and one public road fatality were suffered during the period under review. The average lost time injury frequency rate (LTIFR) per 200 000 man-hours worked for the reporting period, however, improved to 0,36 compared to 0,42 for the corresponding period in 2006.

Nine of the group's 12 operations have achieved both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The group aims to have all business units fully compliant with both certifications by December 2008.

In response to the growing global threat of climate change, Exxaro has developed a clean energy strategy as a dedicated response measure. Through this initiative Exxaro will align all of its energy-related activities to South Africa's Climate Change Response Strategy, with a key output for 2008 being the company-wide carbon footprint. This footprint will serve as a baseline against which our energy efficiency progress will be measured, monitored, and improved.

The implementation of HIV/Aids voluntary counselling and testing (VCT) and extension of anti-retroviral programmes to all of the group's businesses is also progressing well with the majority of employees who tested HIV-positive enrolled on the disease management programme. Thirty percent of the workforce participated in the VCT programme by the end of 2007 and a renewed focus to encourage participation by employees in the programme and, where necessary, to enrol on the disease management programme, is planned for 2008.

POWER CONSTRAINTS

It is considered unlikely that future production at the coal mines will be affected by Eskom's load shedding/rationing programme. Most of the group's coal operations supply some or all their production to Eskom's power plants. However, both KZN Sands and Zincor have an agreement with the electricity utility which may result in some 10% of production being lost. The group supports the initiative contemplated by Eskom to introduce stability into the power plant fleet and electricity transmission grid and

is committed to assist Eskom to find longer-term solutions in terms of additional coal supply, and consistency and quality of coal supply. Exxaro is also examining various alternatives with regard to the conservation and use of electricity throughout its operations.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to new-order rights in two phases. It is firstly progressing the applications which have been submitted for the conversion of the former Kumba Resources-associated rights, excluding iron ore. This will be followed by applications for the conversion of the former-Eyesizwe old order mining rights. The scheduled date for submission of the latter is April 2008. Exxaro held a workshop with the Department of Minerals and Energy (DME) in July 2007 as part of the conversion process to clarify and progress the applications for new order mining rights. In addition to the conversion applications, Exxaro also lodged applications for new order mining rights for mineral sands deposits at Fairbreeze C Extension, Braeburn, UVS and Braeburn Extension close to its existing Hillendale mine in KwaZulu-Natal, and coal reserves at Tshikondeni Goni and Leeuwpan Extension. The outcome of the applications is awaited.

DIRECTORATE

Subsequent to year-end, Ms N Nyembezi-Heita has resigned from the Board with effect from 29 February 2008. The Board wishes to thank her for her services as director and Chairperson of the Transformation, Remuneration, Human Resources and Nomination Committee of the Board.

OUTLOOK

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk. Strong local and export demand for coal products at increased prices linked to higher sales volumes from the current project developments coming on stream, is expected to increase the profit contribution from the group's commercial coal operations. The results of the mineral sands business are likely to be adversely affected by the planned reline shut of Furnace 2 at Empangeni, a continued strong Australian dollar and the mining of lower grade mineral sands deposits. The current softer trend in zinc metal prices is expected to persist. Continued buoyant iron ore market conditions should benefit the group in respect of its equity interest in SIOC. A weaker Rand will positively impact on US dollar denominated revenue.

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk.

FINAL DIVIDEND

The directors have declared a final dividend, dividend number 10 of 100 cents per share in respect of the 2007 financial year. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 14 March 2008.

Ends

- View or download the full results announcement on www.exxaro.com
- See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities

Editor's Note:

Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com

Enquiries:

Trevor Arran

Executive General Manager: Corporate Affairs & Investor Relations

Tel: +27 (0) 12 307 3292

Mobile: +27 (0) 83 609 1444

ADDENDUM 1:

OPERATIONAL HIGHLIGHTS

OPERATIONS

## Coal

Production of power station coal was 353kt lower than the corresponding period in 2006 as reduced output at Matla and Arnot was only partially offset by increased production at the North Block Complex (NBC), Leeuwpan and Grootegeluk mines. Lower production at the Eskom-tied mines - Matla and Arnot - resulted from a delay in obtaining regulatory approval for a river diversion and from difficult geological conditions.

Coking coal production showed a marked increase of 466kt year-on-year due to improved performance at Tshikondeni as well as the successful ramp-up of the GG6 plant at the Grootegeluk mine.

Coal exports were 25% lower than in 2006 primarily due to Exxaro's decision to close the underground mining operations during January 2007 at New Clydesdale Colliery (NCC) as a result of unsafe mining conditions. To mitigate the loss of production at NCC, commissioning of the Inyanda mine was fast-tracked and first run-of-mine coal was supplied to NCC for beneficiation four months after site establishment.

Leeuwpan mine's reclaimer suffered a structural failure in September 2007 and is only expected to be repaired in the third quarter of 2008. Front-end loaders have been deployed to minimise the impact on sales.

Total sales to Eskom were 439kt lower year on year in line with the decrease in production. However, other domestic sales were significantly higher on the back of a 27% increase in semi-soft coking coal sales to Arcelor Mittal in line with increased demand.

Revenue increased by 15% to R5,09 billion. This was due to significantly higher free on rail export prices, increased selling prices to ArcelorMittal SA Limited (ArcelorMittal) based on higher international coking coal prices and stronger power station coal prices to Eskom.

Despite a lower operating income at the tied mines brought about by a non-recurring payment of R30 million from Eskom to Arnot for committed reserves in 2006, Exxaro Coal achieved a record net operating income of R885 million, 43% higher than in 2006. The higher revenue, the profitable turnaround at NBC and the savings realised from integrating the Eyesizwe and Kumba Coal corporate offices, offset inflationary pressures primarily in respect of labour and diesel costs.

## Mineral Sands

### KZN Sands

KZN Sands reported improved production results from both furnaces for the 2007 financial year in contrast with the negative impact that the Furnace 1 shut had on production in the same period in 2006. Titanium slag tapped was 35,6kt higher at an annual production record of 186,6kt. Increased slag throughput also boosted low manganese pig iron (LMPI) production. Ilmenite production was aligned with higher smelter feed requirements, resulting in 48kt more than in 2006.

Business improvement initiatives during the year focused on increasing smelter output at KZN Sands with Furnace 1 and Furnace 2 achieving cold feed capacity of 92kt (84%) and 94,6kt (86%) respectively.

The pre-heater was not introduced as planned due to instability in the furnaces, exacerbated by Eskom's power supply shortages in the last quarter of the year. KZN Sands will undertake a review in 2008 of the current furnace hearth technology in use at the operation with the objective to improve the performance of the furnaces.

Zircon and rutile production declined due to lower mineral grades in the area mined during the review period.

Revenue was R167 million higher due to increased chloride slag and LMPI sales. Net operating loss increased by R43 million which includes a R45 million write-down of the crude ilmenite stockpile from cost to net realisable value due to the stronger rand at the end of the financial year.

Furnace 2 is due for a scheduled maintenance shut in the latter part of 2008 which will result in less slag and LMPI production in 2008 when compared to the 2007 financial year.

The average minerals sands in -situ grade at the Hillendale mine nearing the end of its life is expected to be lower in 2008 until the mining and development of the Fairbreeze and Braeburn deposits can commence upon

obtaining the mining rights.

## Australia Sands

Revenue increased by 14% primarily as a result of substantially higher synthetic rutile sales due to successful treatment of the ilmenite stockpile and the rollover of 2006 sales following the unplanned shut of the kiln for repairs and preventative maintenance in 2006.

Record pigment production was maintained during the period due to continuous de-bottlenecking of the pigment plant and business improvement initiatives. Zircon and rutile volumes were sustained as initiatives to increase recoveries were offset by reduced feed into the dry mill, in turn caused by lower mining grades resulting in reduced concentrate production.

A planned five-week shut for the synthetic rutile plant was successfully completed on schedule in July 2007. The benefits of the shut led to increased synthetic rutile production. A successful two-week shut was also completed at the Cooljarloo mine and included the replacement of the outer shell of the floating feed preparation unit.

Net operating profit, however, decreased substantially as the Australian dollar strengthened by more than 20% against the US dollar to a 23-year high and continued cost increases in energy consumables were not fully offset by modest price increases for zircon and pigment.

The 2008 mining plan indicates mining of a lower grade area for most of the year. This is expected to result in marginally lower heavy minerals concentrate production.

## Base Metals

Production of zinc concentrate at the Rosh Pinah mine of 95kt was 9% lower than the equivalent period in 2006 attributable to floods in the early part of the year in southern Namibia, industrial action at the mine in the second half of the year as well as stoppages due to equipment and plant failure.  This also had a negative effect on lead production.

Production volumes at the Zincor refinery increased from 90kt in 2006 to 101kt in 2007 underpinned by the improved quality of imported zinc concentrates and plant performance which in turn positively impacted on zinc recoveries of up to almost 92%.  Zincor successfully completed a rebuild of the no. 4 roaster similar to roaster no. 3 that was rebuilt in the second half of 2006, resulting in a marked improvement in the roaster throughput in the plant.

Similar to 2007, capital expenditure in 2008 at both Rosh Pinah and Zincor will focus on the replacement of mining and plant equipment including the rebuild of the two small roasters and the realignment and major maintenance of the cell house at Zincor.

Revenue increased by 15% to R2,73 billion with an operating margin of 25% as a result of a 2% increase in the average rand zinc price for the year to R22 824 per tonne compared to R22 311 per tonne in 2006.  This was partially offset by inflationary production cost increases, and a write-down to net realisable value of zinc stocks in the amount of R88 million resulting from the decline in LME zinc prices converted to rand terms, at the end of the reporting year.

Production ramp-up from 50ktpa to 110ktpa at the Chifeng refinery has reached 80% of design capacity at year-end.  Exxaro has an effective 22% interest in the expanded operation.  The significant decline in demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in prices at year end combined with the higher operating expenditure during the ramp-up phase, resulted in Exxaro's equity accounted interest reducing from a profit of R40 million in 2006 to a loss of R18 million in 2007.

Completion of the transaction to divest a 43,8% interest in Rosh Pinah Zinc Corporation (Pty) Limited ("Rosh Pinah") to Namibian shareholder groupings is targeted for the first half of 2008, effectively reducing Exxaro's shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine in terms of a management agreement.

A total of 13kt representing 30% of Rosh Pinah's projected lead sales up to June 2010 were hedged at forward prices ranging from US$1 700 to US$940 per tonne to accommodate the stand-alone funding structure arranged for the

divestment.  A further 30% of an intended 60% of the projected zinc sales up to mid 2011 were hedged subsequent to year-end at prices ranging from US$2 098 to US$2 435 per tonne.

Industrial Minerals

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating income declined at the Glen Douglas mine by R3 million as a result of higher maintenance expenditure and lower off-take of higher premium metallurgical dolomite products by Arcelor Mittal.

ADDENDUM 2:

GROWTH OPPORTUNITIES

Coal

Ramp-up of the GG6 project has reached 90% of the design capacity of 750 ktpa. In addition to supplementing semi-soft coking coal to ArcelorMittal's South African coking plants, the project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom's new 2 400MW Medupi power station consisting of three generating units adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from the Grootegeluk mine to the new power station to 14,6Mtpa.

Capital expenditure on the char project for the production of char for the ferro-alloy industry from a four retort facility at the Grootegeluk mine ramping up to 160ktpa in 2008, has been revised to R320 million from R296 million due to contractor skills shortages and scope changes.

The completion of the feasibility study to investigate the viability of a market coke plant has been extended to 2008 to allow for more test work on the coking characteristics of the process. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

In May 2007 Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process in addition to the existing 0,8Mtpa entitlement. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited for R212 million, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Construction of the beneficiation plant at Inyanda is progressing well with hot commissioning planned for the second quarter of 2008. The R269 million Inyanda coal mine will produce up to 1,5Mtpa of product.

The capital cost of the Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to be approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to the washing plant delivered in January 2008 and ramp-up to full capacity expected in seven months.

Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom is targeted for 2008 on receipt of environmental approvals. The feasibility study on the project has been completed and mining authorisation was received. In addition, expanded production of up to 2,4Mtpa from the Blesbok product at Belfast is currently underway to meet the increased demand for power station coal.

In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia is progressing according to schedule.  Exploration in 2008 will focus on geophysical work to delineate potential long-wall mining resources. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.

The Board has approved the development of the Diepspruit reserve at NCC with implementation planned for the third quarter of 2008 subject to

regulatory approvals. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC to supply the export market.

Minerals sands

The start of construction of the Fairbreeze mine, south of KZN Sands` existing Hillendale mine in KwaZulu-Natal, has been delayed to October 2008 subject to the approval of mining rights. The water-use licence has been approved and production is planned to start in July 2010.

Feasibility studies on the Port Durnford project, located to the immediate south-west of Hillendale mine, are on track for completion by December 2008. The project, if viable, could potentially supply the current KZN Sands furnaces for over 25 years.

The Toliara Sands project in south-western Madagascar comprises two exploration areas, Ranob and Monombo-Marombe. Hand-auger drilling in the Monombo-Marombe area indicates resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. Further exploration drilling in this area is planned for 2008. Completion of the feasibility study for the Ranobe deposit is targeted for the end of 2008.

The feasibility study on the pigment plant expansion to 160ktpa at the Tiwest Kwinana facility was completed in the last quarter of 2007. A decision on implementation by Exxaro and its joint venture partner, Tronox Inc., is planned for the first half of 2008.

Bankable feasibility studies on the Dongara project, which forms part of the Tiwest joint venture, are ongoing. With a 20Mt reserve and 10% heavy minerals, the project will provide supplementary feedstock for Tiwest`s mineral separation plant and synthetic rutile facility. As a result of increased life expectancy at the Tiwest dry mine at Cooljarloo, production at Dongara is planned to start in early 2011.

Base Metals

A feasibility study is currently being undertaken on the further expansion of the Chifeng refinery with a capacity increase in the order of 130kt. The outcome of this study is expected to be completed by mid 2008 after which Exxaro will review its participation in the expanded operation.

Alloystream

The Furnace 1 feasibility study of the AlloyStream technology, which allows for the demonstration of this furnace`s beneficiation of manganese ore, is planned for completion during the second half of 2008. The AlloyStream technology could also lend itself to the production of ferro-nickel for which test work and pilot campaigns are planned for 2008.

Ends

Date: 21/02/2008 07:01:01 Produced by the JSE SENS Department.

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EXX
 EXX
EXX - Exxaro Resources - Audited Group Financial Results And Physical
          Information For The 12-Month Period Ended 31 December 2007
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
AUDITED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE 12-
MONTH PERIOD ENDED 31 DECEMBER 2007
EXXARO
POWERING POSSIBILITY
-       REVENUE EXCEEDS R10 BILLION
-       NET OPERATING PROFIT UP 15% TO R1,4 BILLION
-       TOTAL DIVIDEND OF 160 CENTS PER SHARE
-       FINAL DIVIDEND OF 100 CENTS PER SHARE
-       HEADLINE EARNINGS 425 CENTS PER SHARE
-       EXCITING COAL PROJECT DEVELOPMENTS
CONDENSED GROUP INCOME STATEMENT

| | 2007 Audited Rm | 2006 Audited Rm |
|---|---|---|
| Year ended 31 December | | |
| CONTINUING OPERATIONS | | |
| Revenue | 10 157 | 7 263 |
| Operating expenses | (8 696) | (6 022) |
| Fair value adjustment on unbundling of subsidiary | | 17 963 |
| BEE credential expense and unbundling costs | | (821) |
| Impairment of property, plant and equipment | (17) | (784) |
| Net operating profit | 1 444 | 17 599 |
| Net financing costs (note 4) | (215) | (307) |
| Income from investments | 2 | |
| Share of income from equity accounted investments | 728 | 159 |
| Profit before taxation | 1 959 | 17 451 |
| Taxation | (512) | (578) |
| Profit for the year from continuing operations | 1 447 | 16 873 |
| Profit for the year from discontinued operations (note 6) | | 2 323 |
| Profit for the year | 1 447 | 19 196 |
| Attributable to: | | |
| Equity holders of the parent | 1 427 | 19 169 |
| Minority interest | 20 | 27 |
| Net profit | 1 447 | 19 196 |
| Ordinary shares (million) | | |
| - in issue | 353 | 351 |
| - weighted average number of shares | 341 | 313 |
| - diluted weighted average number of shares | 355 | 318 |
| Attributable earnings per share (cents) | | |
| - basic | 418 | 6 124 |
| - diluted | 402 | 6 028 |
| Attributable earnings per share from continuing operations (cents) | | |
| - basic | 418 | 5 382 |
| - diluted | 402 | 5 297 |
| Attributable earnings per share from discontinued operations (cents) | | |
| - basic | | 742 |

| | 731 |
| --- | --- |
| – diluted | |
| Dividend paid per share (cents) in respect of the previous financial year | 160 |
| Dividend paid per share (cents) in respect of the interim period | 60 | 180 |
| Special dividend paid per share (cents) on unbundling | 185 |
| Final dividend declared per share (cents) in respect of this financial year | 100 |

CONDENSED GROUP BALANCE SHEET

| | 2007 Audited Rm | 2006 Audited Rm |
| --- | --- | --- |
| Year ended 31 December | | |
| ASSETS | | |
| Non-current assets | | |
| Property, plant and equipment | 8 235 | 7 583 |
| Biological assets | 30 | 26 |
| Intangible assets | 76 | 69 |
| Investments in associates and joint ventures (note 7) | | |
| – unlisted | 757 | 384 |
| Deferred taxation | 732 | 748 |
| Other financial assets (note 7) | 1 031 | 693 |
| | 10 861 | 9 503 |
| Current assets | | |
| Inventories | 1 531 | 1 391 |
| Trade and other receivables | 1 931 | 1 663 |
| Cash and cash equivalents | 850 | 906 |
| | 4 312 | 3 960 |
| Non-current assets classified as held for sale | 2 | 2 |
| Total assets | 15 175 | 13 465 |
| EQUITY AND LIABILITIES | | |
| Capital and reserves | | |
| Ordinary shareholders` equity | 9 804 | 8 142 |
| Minority interest | 19 | 27 |
| Total shareholders` equity | 9 823 | 8 169 |
| Non-current liabilities | | |
| Interest-bearing borrowings | 1 259 | 1 214 |
| Non-current provisions | 1 329 | 931 |
| Deferred taxation | 1 077 | 1 116 |
| | 3 665 | 3 261 |
| Current liabilities | | |
| Trade and other payables | 1 449 | 1 321 |
| Interest-bearing borrowings | 74 | 613 |
| Taxation | 137 | 67 |
| Current provisions | 27 | 30 |
| Shareholders for dividends | | 4 |
| | 1 687 | 2 035 |
| Total equity and liabilities | 15 175 | 13 465 |
| Net debt (note 10) | 483 | 921 |
| Net asset value per share (cents) | 2 778 | 2 320 |
| Capital expenditure | | |
| – incurred | 1 296 | 2 010 |
| – contracted | 450 | 842 |
| – authorised but not contracted | 1 278 | 732 |
| Capital expenditure contracted relating to captive mines, Tshikondeni, Arnot and Matla, which will be financed by ArcelorMittal SA Limited and Eskom respectively | 72 | 8 |
| Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo | 2 353 | 2 353 |

Operations Limited, subject to price
adjustments

| | | |
|---|---|---|
| Contingent liabilities | 201 | 100 |
| Operating lease commitments | 127 | 124 |
| Operating sublease rentals receivable | 1 | 10 |

## CONDENSED GROUP CASH FLOW STATEMENT

| | 2007 Audited | 2006 Audited |
|---|---|---|
| Year ended 31 December | Rm | Rm |
| Cash retained from operations | 2 308 | 5 068 |
| - net financing costs | (116) | (278) |
| - taxation paid | (462) | (1 927) |
| - dividends paid (note 8) | (223) | (3 396) |
| Cash used in investing activities | | |
| - capital expenditure | (1 296) | (2 010) |
| - proceeds from disposal of property, plant and equipment | 50 | 170 |
| - proceeds from disposal of investment | | 26 |
| - income from equity accounted and other investments | 379 | |
| - acquisition of subsidiary (note 9) | (8) | (1 545) |
| - investments acquired | (249) | |
| - other | 5 | 1 |
| Net cash inflow/(outflow) | 388 | (3 891) |
| - cash flows from issue of shares | 114 | 2 199 |
| - borrowings (repaid)/raised | (567) | 1 518 |
| Net (decrease) in cash and cash equivalents | (65) | (174) |
| Special purpose entities consolidated | 9 | |
| Less cash and cash equivalents of unbundled subsidiaries | | (403) |
| Cash and cash equivalents at beginning of year | 906 | 1 483 |
| Cash and cash equivalents at end of year | 850 | 906 |
| Calculation of movement in net debt | | |
| Net cash inflow/(outflow) | 388 | (3 891) |
| - shares issued | 114 | 2 199 |
| - share-based payments | | (54) |
| - increase in net debt on acquisition of subsidiary | (25) | (120) |
| - special purpose entities consolidated | 9 | |
| - non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency | 59 | 16 |
| - non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities | (107) | (195) |
| - net debt of unbundled subsidiaries | | 2 762 |
| Decrease in net debt | 438 | 717 |

## RECONCILIATION OF HEADLINE EARNINGS

| Year ended 31 December 2007 | Gross Rm | Tax Rm | Net Rm |
|---|---|---|---|
| Net profit attributable to equity holders of the parent | 1 427 | | 1 427 |
| Adjusted for: | | | |
| - IAS 16: Impairment of property, plant and equipment | 23 | | 23 |

| | 2007 | | 2006 |
|---|---|---|---|
| - IAS 16: Gains or losses on disposal of property, plant and equipment | 17 | (5) | 12 |
| - IAS 28: Share of associate`s IAS 16 - Gains or losses on disposal of property, plant and equipment | (3) | 1 | (2) |
| - IAS 28: Share of associate`s IAS 39 - Recycling of re-measurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges | (7) | 1 | (6) |
| - IAS 36: Impairment reversal of investment | (6) | | (6) |
| Headline earnings | 1 451 | (3) | 1 448 |
| Year ended 31 December 2006 | | | |
| Net profit attributable to equity holders of the parent | 19 169 | | 19 169 |
| Adjusted for: | | | |
| - IFRS 3: Excess of acquirer`s interest in the net fair value of the acquiree`s identifiable assets, liabilities and contingent liabilities over cost | (36) | | (36) |
| - IFRS 5: Gains or losses on the measurement to fair value less cost to sell on disposal of assets or disposal groups | (17 963) | | (17 963) |
| - IAS 16: Impairment of property, plant and equipment | 784 | (227) | 557 |
| - IAS 16: Gains or losses on disposal of property, plant and equipment | 3 | 1 | 4 |
| - IAS 27: Gains on the disposal of a subsidiary | (1) | | (1) |
| - IAS 28: Gains or losses on the disposal of associates or joint ventures | (38) | 7 | (31) |
| - IAS 28: Share of associate`s IAS 16 - Gains or losses on disposal of property, plant and equipment | (1) | | (1) |
| Headline earnings | 1 917 | (219) | 1 698 |
| Headline earnings from discontinued operations | | | 2 328 |
| Headline (loss) from continuing operations | | | (630) |
| 2007    2006 | | | |

| Year ended 31 December | Rm | Rm |
|---|---|---|
| Headline earnings per share (cents) | | |
| - basic | 425 | 542 |
| - diluted | 408 | 534 |
| Headline earnings/(loss) per share from continuing operations (cents) | | |
| - basic | 425 | (201) |
| - diluted | 408 | (198) |
| Headline earnings per share from discontinued operations (cents) | | |
| - basic | | 744 |
| - diluted | | 732 |

GROUP STATEMENT OF CHANGES IN EQUITY

Non-distributable reserves

| | Share capital Rm | Equity-Share premium Rm | Foreign currency translation Rm | Financial instruments` revaluation Rm | Share-based settled reserve Rm |
|---|---|---|---|---|---|
| OPENING BALANCE AT 31 DECEMBER 2005 | 3 | 2 937 | (29) | (5) | 88 |
| Net gains/(losses) not recognised in income statement | | | 433 | 31 | 714 |
| Currency translation differences | | | 438 | 1 | |
| Share of reserve movements of associates | | | 6 | (1) | 3 |
| Share-based payments movement | | | | | 711 |
| Financial instruments` fair value movements recognised in equity | | | | | |
| - recognised in current year profit or loss | | | | 8 | |
| - recognised in equity | | | | 33 | |
| Deferred taxation | | | (11) | (10) | |
| Net profit | | | | | |
| Dividends paid | | | | | |
| Share repurchase | | | | | |
| Dividend in specie - fair value | | | (25) | (2) | |
| Dividend in specie - fair value adjustment | | | | | |
| Dividend in | | | (25) | (2) | |

| | | | | | |
|---|---|---|---|---|---|
| specie - net asset value | | | | | |
| Issue of share capital | 1 | 2 198 | | | |
| - Management Share Option Scheme Trust(1) | | 248 | | | |
| - empowerment transformation transaction | 1 | 1 950 | | | |
| - issue of share capital to share trusts | | 173 | | | |
| - treasury shares | | (173) | | | |
| | | | | | |
| BALANCE AT 31 DECEMBER 2006 | 4 | 5 135 | 379 | 24 | 802 |
| Net gains/losses not recognised in income statement | | | 148 | (17) | 182 |
| Currency translation differences | | | 179 | (3) | |
| Share of reserve movements of associates | | | (13) | 1 | 49 |
| Share-based payments movement | | | | | 133 |
| Financial instruments` fair value movements recognised in equity | | | | | |
| - recognised in equity | | | | (36) | |
| - fair value adjustment | | | | 1 | |
| Deferred taxation | | | (18) | 20 | |
| Net profit | | | | | |
| Dividends paid | | | | | |
| Issue of share capital(1) | | 23 | | | |
| Share placement(2) | | 91 | | | |
| - issue | | 640 | | | |
| - repurchase | | (460) | | | |
| - expenses | | (89) | | | |
| Transfer to retained income | | | | | (16) |
| Minority share-buy out | | | | | |
| Special purpose entities now consolidated | | | | | |
| Prior year dividend in specie reclassification | | (3 186) | | | |

| | | BALANCE AT 31 DECEMBER 2007 | 4 | 2 063 | 527 | 7 | 968 |

(1) Issued to the Management Share Option Scheme Trust due to options exercised.

(2) Repurchase of 10 million shares from Anglo South Africa (Pty) Limited on 13 April 2007 at R45,99 per share and the subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share repurchase of R57,5 million is included in net profit.

(3) Dividends declared after the year-end comprise of a final dividend of 100 cents per share. The STC payable on dividends will be nil after taking into account STC credits.

GROUP STATEMENT OF CHANGES IN EQUITY

| | Insurance reserve Rm | Retained income Rm | Attributable to equity holders of the parent Rm | Minority interest Rm | Total shareholders interest Rm |
|---|---|---|---|---|---|
| Year ended 31 December 2007 | | | | | |
| OPENING BALANCE AT 31 DECEMBER 2005 | | 4 325 | 7 319 | 9 | 7 328 |
| Net gains/(losses) not recognised in income statement | | | 1 178 | | 1 178 |
| Currency translation differences | | | 439 | | 439 |
| Share of reserve movements of associates | | | 8 | | 8 |
| Share-based payments movement | | | 711 | | 711 |
| Financial instruments` fair value movements recognised in equity | | | | | |
| – recognised in current year profit or loss | | | 8 | | 8 |
| – recognised in equity | | | 33 | | 33 |
| Deferred taxation | | | (21) | | (21) |
| Net profit | | 19 169 | 19 169 | 27 | 19 196 |
| Dividends paid | | (1 628) | (1 628) | (9) | (1 637) |
| Share repurchase | | (1 763) | (1 763) | | (1 763) |
| Dividend in specie – fair value | | (18 305) | (18 332) | | (18 332) |
| Dividend in specie – fair value adjustment | | (17 966) | (17 966) | | (17 966) |
| Dividend in specie – net asset value | | (339) | (366) | | (366) |
| Issue of share capital | | | 2 199 | | 2 199 |

| | | | | |
|---|---|---|---|---|
| – Management Share Option Scheme Trust(1) | | 248 | | 248 |
| – empowerment transformation transaction | | 1 951 | | 1 951 |
| – issue of share capital to share trusts | | 173 | | 173 |
| – treasury shares | | (173) | | (173) |
| BALANCE AT 31 DECEMBER 2006 | 1 798 | 8 142 | 27 | 8 169 |
| Net gains/losses not recognised in income statement | 9 | 322 | (4) | 318 |
| Currency translation differences | | 176 | | 176 |
| Share of reserve movements of associates | 9 | 46 | | 46 |
| Share-based payments movement | | 133 | | 133 |
| Financial instruments` fair value movements recognised in equity | | | | |
| – recognised in equity | | (36) | (4) | (40) |
| – fair value adjustment | | 1 | | 1 |
| Deferred taxation | | 2 | | 2 |
| Net profit | 1 427 | 1 427 | 20 | 1 447 |
| Dividends paid | (208) | (208) | (11) | (219) |
| Issue of share capital(1) | | 23 | | 23 |
| Share placement(2) | | 91 | | 91 |
| – issue | | 640 | | 640 |
| – repurchase | | (460) | | (460) |
| – expenses | | (89) | | (89) |
| Transfer to retained income | 16 | | | |
| Minority share-buy out | | | (13) | (13) |
| Special purpose entities now consolidated | 7 | 7 | | 7 |
| Prior year dividend in specie reclassification | 3 186 | | | |
| BALANCE AT 31 DECEMBER 2007 | 6 235 | 9 804 | 19 | 9 823 |

NOTES TO THE GROUP FINANCIAL RESULTS
1. BASIS OF PREPARATION

This condensed report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 of the South African Companies Act. The financial statements from which these group financial results have been derived are prepared on the historical basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2006, except for the adoption of IFRS 7 Disclosure of Financial Instruments during the year. This is a disclosure standard which has no impact on the measurement or recognition of financial instruments and accordingly the adoption thereof has had no effect on the profit or equity for the period.

| Year ended 31 December | 2007 Audited Rm | 2006 Audited Rm |
|---|---|---|
| 2.?PROFIT BEFORE TAXATION FROM CONTINUING AND DISCONTINUED OPERATIONS IS ARRIVED AT AFTER | | |
| Depreciation and amortisation of intangible assets | (763) | (813) |
| Financing costs | (311) | (451) |
| Interest received | 96 | 115 |
| Net realised foreign currency exchange (losses)/gains | (42) | 199 |
| Net unrealised foreign currency exchange (losses)/gains | (32) | (97) |
| Derivative instruments held for trading | 61 | (226) |
| Impairment charges (note 3) | (17) | (784) |
| Excess of minority interest over cost of acquisition | | 36 |
| Net profit on disposal of investments | | 39 |
| Fair value adjustment on unbundling of subsidiary | | 17 963 |
| Net deficit on disposal of property, plant and equipment | (17) | (3) |
| Share-based payment: BEE credential expense | | (580) |
| Cost of empowerment transaction, unbundling, integration and branding | | (241) |
| 3. IMPAIRMENT CHARGES AND REVERSALS | | |
| Impairment of property, plant and equipment(1) | (23) | (784) |
| Reversal of impairment of other investments | 6 | |
| | (17) | (784) |
| Taxation effect | | (227) |
| | (17) | (557) |
| (1) 2006: Impaired to value in use based on an 8,53% discount rate. | | |
| 4. NET FINANCING COST | | |
| Interest expense and loan costs | 153 | 354 |
| Finance leases | 59 | 39 |
| Interest income | (96) | (115) |
| Net interest expense | 116 | 278 |
| Interest adjustment on non-current provisions | 99 | 58 |
| | 215 | 336 |
| Less discontinued operations (note 6) | | (29) |
| Net financing cost as per income statement | 215 | 307 |

## 5. TAX RATE RECONCILIATION

| | % | % |
|---|---|---|
| Taxation as a percentage of profit before taxation | 26,1 | 6,5 |
| Taxation effect of: | | |
| - assessed losses (not provided for) | (0,2) | |
| - capital profits | 0,5 | 0,1 |
| - fair value adjustment on unbundling of subsidiary | | 25,4 |
| - disallowable expenditure | (2,1) | (1,5) |
| - environmental rehabilitation asset | | |
| - exempt income | 0,3 | 0,4 |
| - special tax allowances | 0,2 | |
| - share of associates` and joint ventures` differences | 10,8 | 0,1 |
| - tax rate differences | (2,1) | (0,2) |
| - temporary differences not provided for | | (0,2) |
| - Secondary Tax on Companies (STC) | (2,9) | (2,0) |
| - withholding tax | (0,5) | |
| - Controlled Foreign Company (CFC) profits | (0,3) | |
| - foreign exchange differences | (0,1) | (0,1) |
| - prior year adjustment | (0,7) | 0,5 |
| | 29,0 | 29,0 |

## 6. DISCONTINUED OPERATIONS

Exxaro unbundled its iron ore business effective 1 November 2006 as part of an empowerment transaction and now holds only a 20% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.

| | | |
|---|---|---|
| Revenue | | 6 483 |
| Operating expenses | | (3 385) |
| Net operating profit | | 3 098 |
| Net financing costs | | (29) |
| Profit before taxation | | 3 069 |
| Taxation | | (746) |
| Profit for the period from discontinued operations | | 2 323 |
| Cash flow attributable to operating activities | | 982 |
| Cash flow attributable to investing activities | | (1 079) |
| Cash flow attributable to financing activities | | 93 |
| Cash flow attributable to discontinued operations | | (4) |

## 7. INVESTMENTS

| | | |
|---|---|---|
| Unlisted investments in associates | | |
| - directors` valuation | 9 110 | 4 812 |
| Listed investments included in other financial assets | | |
| - market value | | 92 |
| Unlisted investments included in other financial assets | | |
| - directors` valuation | 328 | 93 |

## 8. DIVIDENDS PAID

| | | |
|---|---|---|
| Cash dividends | 211 | 1 628 |
| Share repurchase | | 1 763 |
| Paid to minorities | 12 | 5 |
| | 223 | 3 396 |

## 9. BUSINESS COMBINATION

On 27 February 2007, the group acquired 100% of the issued share capital of Rosh Pinah Mine Holdings (Pty) Limited which is included in the base metals segment results. The acquired business contributed neither revenue nor operating profits to the group for the period from 27 February 2007 to 31 December 2007. This transaction increased the Exxaro effective shareholding in Rosh Pinah Zinc Corporation (Pty) Limited from 89,5% to 93,9%.

Details of assets acquired are as follows:

| | |
|---|---|
| - cash paid on acquisition | (8) |
| - fair value of assets acquired | 8 |
| Goodwill | |
| Fair value of assets acquired | |
| - property, plant and equipment | 18 |
| - investments | 15 |
| - interest-bearing borrowings | (25) |
| Fair value of net assets | 8 |
| Total purchase consideration | (8) |
| Cash outflow on acquisition of subsidiary | (8) |

10. NET DEBT

Net debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

11. RELATED PARTY TRANSACTIONS

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

12. SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance arising after the balance sheet date up to the date of this report, not otherwise dealt with in this report.

13. JSE LIMITED REQUIREMENTS

The announcement has been prepared in accordance with the listing requirements of the JSE Limited.

14. CORPORATE GOVERNANCE

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

15. AUDIT OPINION

The auditors, Deloitte & Touche, have issued their opinion on the group's financial statements for the year ended 31 December 2007. The audit was conducted in accordance with International Standards on Auditing. They have issued an unmodified audit opinion. A copy of their audit report is available for inspection at the company's registered office. These summarised financial results have been derived from the group financial statements and are consistent in all material respects, with the group annual financial statements.

UNAUDITED PHYSICAL INFORMATION (`000 TONNES)

| | | 12 months ended 31 December | | Six months ended 31 December | |
|---|---|---|---|---|---|
| 2007 | 2006 | 2007 | 2006 | | |
| Coal(1) | | | | | |

| Production | | | | |
|---|---|---|---|---|
| - Power station | 34 246 | 34 599 | 16 830 | 16 849 |
| - Tied operations(2) | 16 732 | 17 596 | 8 353 | 8 638 |
| - Commercial operations | 17 514 | 17 003 | 8 477 | 8 211 |
| - Coking | 2 962 | 2 496 | 1 479 | 1 109 |
| - Tied operations(2) | 463 | 363 | 242 | 180 |
| - Commercial operations | 2 499 | 2 133 | 1 237 | 929 |
| - Other commercial operations | 4 112 | 4 665 | 2 016 | 2 339 |
| Total | 41 320 | 41 760 | 20 325 | 20 297 |
| Sales | | | | |
| - Eskom | 34 226 | 34 665 | 16 604 | 16 554 |
| - Tied operations(2) | 16 699 | 17 598 | 8 337 | 8 623 |
| - Commercial operations | 17 527 | 17 067 | 8 267 | 7 931 |
| - Other domestic | 5 237 | 4 892 | 2 572 | 2 449 |
| - Tied operations(2) | 449 | 381 | 214 | 207 |
| - Commercial operations | 4 788 | 4 511 | 2 358 | 2 242 |
| - Export commercial operations | 1 821 | 2 434 | 813 | 1 092 |
| Total | 41 284 | 41 991 | 19 989 | 20 095 |
| Mineral Sands - RSA | | | | |
| Production | | | | |
| - Ilmenite | 367 | 319 | 187 | 160 |
| - Zircon | 34 | 50 | 19 | 26 |
| - Rutile | 17 | 25 | 9 | 12 |
| - Pig Iron | 86 | 75 | 48 | 41 |
| - Scrap Pig Iron | 20 | 10 | 9 | 5 |
| - Chloride Slag | 150 | 134 | 77 | 72 |
| - Sulphate Slag | 26 | 36 | 14 | 18 |
| Sales | | | | |
| - Ilmenite (external sales) | 50 | 50 | 30 | 30 |
| - Zircon | 27 | 48 | 14 | 23 |
| - Rutile | 18 | 31 | 9 | 9 |
| - Pig Iron | 88 | 60 | 45 | 29 |
| - Scrap Pig Iron | 8 | 9 | 4 | 5 |
| - Chloride Slag | 163 | 104 | 81 | 64 |
| - Sulphate Slag | 29 | 30 | 8 | 10 |
| Minerals Sands - Australia(3) | | | | |
| Production | | | | |
| - Ilmenite | 216 | 227 | 111 | 116 |
| - Zircon | 36 | 36 | 19 | 18 |
| - Rutile | 17 | 18 | 8 | 9 |
| - Synthetic Rutile | 100 | 98 | 48 | 54 |
| - Leucoxene | 16 | 14 | 8 | 7 |
| - Pigment | 54 | 54 | 26 | 27 |
| Sales | | | | |
| - Ilmenite | 20 | 30 | 10 | |
| - Zircon | 29 | 32 | 16 | 16 |
| - Rutile | 16 | 18 | 2 | 8 |
| - Synthetic Rutile | 57 | 27 | 21 | 19 |
| - Leucoxene | 17 | 10 | 7 | 4 |
| Base Metals | | | | |
| Production | | | | |
| - Zinc concentrate - Rosh Pinah | 95 | 104 | 53 | 55 |
| - Zinc metal | 124 | 106 | 61 | 56 |
| - Zincor | 101 | 90 | 51 | 48 |

| | | | | |
|---|---|---|---|---|
| - Chifeng(4) | 23 | 16 | 10 | 8 |
| - Lead concentrate - Rosh Pinah | 22 | 21 | 11 | 13 |
| Zinc metal sales | 122 | 115 | 57 | 60 |
| - Domestic | 93 | 91 | 45 | 45 |
| - Export | 29 | 24 | 12 | 15 |
| Lead concentrate sales - Rosh Pinah | | | | |
| - Export | 19 | 32 | 7 | 12 |

(1)  For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.

(2) Tied operations refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual arrangements.

(3) The production and sales tonnes reflect Exxaro Sands Australia`s 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.

(4)  The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

REPORTED RESULTS NOT COMPARABLE

The group`s audited financial results and actual physical information for the 12-month periods ended 31 December 2007 and 2006 respectively are not comparable as a result of the empowerment transaction that resulted in the creation of Exxaro Resources Limited ("Exxaro") in November 2006.

The audited financial results for the 12-month period ended 31 December 2006 include Sishen Iron Ore Company ("SIOC") fully consolidated for 10 months to October 2006 with Eyesizwe Coal (Pty) Limited ("Eyesizwe") only consolidated for two months to December 2006 and an effective 20% holding in SIOC equity accounted for the same two-month period.

The 2007 financial year, however, has Eyesizwe fully consolidated and the effective 20% interest in SIOC equity accounted, for the entire 12-month period.

COMPARABLE SUPPLEMENTARY RESULTS

Comparable unaudited supplementary financial results, together with physical information, is additionally provided below for information purposes only, on the assumption that Exxaro had been created with effect from 1 January 2006.

Comments are for comparable purposes based on an analysis of the group`s audited financial results and physical information for the 12-month period to 31 December 2007 compared with the unaudited supplementary financial results and physical information compiled for the 12-month period to 31 December 2006.

OPERATING RESULTS

The group experienced strong demand at higher commodity prices despite the significant decrease in LME zinc prices in the last quarter of 2007. This, together with a stronger rand of R6,80 to the US dollar on 31 December 2007, resulted in revaluations of stock to net realisable value in the base metals and mineral sands businesses decreasing by R133 million compared to the end of 2006.

Revenue increased by 15% to R10 157 million and net operating profit was R183 million higher at R1 444 million.

An average exchange rate of R7,26 to the US dollar was realised compared with R6,76 for the corresponding period in 2006. The significant strength of the Australian dollar to the US dollar (US$0,83 to the AUD realised against US$0,75 for 2006), however, impacted negatively on the financial results of the mineral sands operations in Australia.

EARNINGS

Attributable earnings for the period are R1 427 million (418 cents per share) representing a 48% increase on the comparable 2006 attributable earnings of R962 million (307 cents per share). This includes Exxaro`s 20% interest in the after-tax profits of SIOC amounting to R746 million,

some R148 million higher than for the comparable period.
Headline earnings increased from R893 million to R1 448 million with
headline earnings per share 49% higher at 425 cents compared with 285
cents for the comparable corresponding period.

CASH FLOW

Cash retained from operations of R2 308 million was mainly applied to
taxation payments of R461 million, capital expenditure of R1 296 million
(consisting of R727 million invested in new capacity and R569 million in
sustaining and environmental capital), an investment of R239 million in
the Richards Bay Coal Terminal (RBCT) to secure 2,5Mtpa export
entitlement, and the interim dividend payment of R211 million or 60
cents per share in September 2007. The group had a net cash inflow of
R388 million for the financial year.

After accounting for the net surplus of R91 million on the repurchase of
10 million shares from Anglo South Africa Capital (Pty) Limited and the
market placement of the same number of new shares, as well as a dividend
inflow of R373 million from SIOC, cash and cash equivalents increased by
R502 million before the repayment of borrowings.

Net debt of R921 million at 31 December 2006 decreased to R483 million
at a net debt to equity ratio of 5% on 31 December 2007. Net debt will
increase by the payment commitment of R2 353 million, subject to the
disclosed price adjustments, for the acquisition of Namakwa Sands and a
26% interest in Black Mountain/Gamsberg on conversion and subsequent
cession of their mining rights.

SAFETY, HEALTH AND ENVIRONMENT

The group remains committed to achieving a working environment that is
fatality and injury free. Its safety awareness and preventative
programmes have been strengthened by further initiatives to enhance
hazard identification and safe behaviour by individuals. Despite
excellent safety achievements at several operations, regrettably four on-
mine fatalities and one public road fatality were suffered during the
period under review. The average lost time injury frequency rate (LTIFR)
per 200 000 man-hours worked for the reporting period, however, improved
to 0,36 compared to 0,42 for the corresponding period in 2006.

Nine of the group`s 12 operations have achieved both the international
health and safety certification (OHSAS 18001) and environmental
certification (ISO 14001). The group aims to have all business units
fully compliant with both certifications by December 2008.

In response to the growing global threat of climate change, Exxaro has
developed a Clean Energy Strategy as a dedicated response measure.
Through this initiative Exxaro will be aligning all of its energy
related activities to South Africa`s Climate Change Response Strategy,
with a key output for 2008 being the company-wide carbon footprint. This
footprint will serve as a baseline against which our energy efficiency
progress will be measured, monitored, and improved.

The implementation of HIV/Aids voluntary counselling and testing (VCT)
and extension of anti-retroviral programmes to all of the group`s
businesses is also progressing well with the majority of employees who
tested HIV-positive enrolled on the disease management programme. Thirty
percent of the workforce participated in the VCT programme by the end of
2007 and a renewed focus to encourage participation by employees in the
programme and, where necessary, to enrol on the disease management
programme, is planned for 2008.

REPORTED SEGMENT RESULTS

| 12 months ended 31 December | 2007 Audited Rm | 2006 Audited Rm |
|---|---|---|
| REVENUE | | |
| Iron Ore | | 6 483 |
| Coal | 5 087 | 2 882 |
| Mineral Sands | 2 172 | 1 859 |
| KZN Sands | 984 | 817 |
| Australia Sands | 1 188 | 1 042 |

| | | |
|---|---|---|
| Base Metals | 2 732 | 2 379 |
| Industrial Minerals | 159 | 122 |
| Other | 7 | 21 |
| Total as per audited income statement | 10 157 | 13 746 |

NET OPERATING PROFIT

| | | |
|---|---|---|
| Iron Ore | | 3098 |
| Coal | 885 | 599 |
| Mineral Sands | (97) | (698) |
| KZN Sands | (157) | (842) |
| Australia Sands | 60 | 144 |
| Base Metals | 688 | 609 |
| Industrial Minerals | (3) | 26 |
| Other | (29) | 17 063(1) |
| Total as per audited income statement | 1 444 | 20 697 |

(1)  Includes the non-recurring accounting entries associated with the empowerment transaction in November 2006.

COMPARABLE UNAUDITED SUPPLEMENTARY RESULTS

|  | 2007 | 2006 |
|---|---|---|
| 12 months ended 31 December | Rm | Rm |

REVENUE

| | | |
|---|---|---|
| Coal(1) | 5 087 | 4 433 |
| Commercial operations | 3 319 | 2 808 |
| Tied operations | 1 768 | 1 625 |
| Mineral Sands | 2 172 | 1 859 |
| KZN Sands | 984 | 817 |
| Australia Sands | 1 188 | 1 042 |
| Base Metals | 2 732 | 2 379 |
| Rosh Pinah | 941 | 888 |
| Zincor | 2 558 | 2 234 |
| Consolidation entries | (767) | (743) |
| Industrial Minerals | 159 | 122 |
| Other | 7 | 21 |
| Total comparable revenue | 10 157 | 8 814 |

NET OPERATING PROFIT

| | | |
|---|---|---|
| Coal(1) | 885 | 620 |
| Commercial operations | 797 | 515 |
| Tied operations | 88 | 105 |
| Mineral Sands | (97) | 86 |
| KZN Sands(2) | (157) | (114) |
| Australia Sands | 60 | 200 |
| Base Metals | 688 | 609 |
| Rosh Pinah | 457 | 404 |
| Zincor | 298 | 238 |
| Consolidation entries | (67) | (33) |
| Industrial Minerals | (3) | (1) |
| Current operations | 24 | 26 |
| AlloyStream | (27) | (27) |
| Other(3) | (29) | (53) |
| Total comparable net operating profit | 1 444 | 1 261 |
| Net financing costs | (215) | (315) |
| Income from investments | 2 | |
| Equity accounted income(4) | 728 | 638 |
| Taxation(2) | (512) | (595) |
| Minority interest | (20) | (27) |
| Comparable attributable earnings | 1 427 | 962 |
| Post tax adjustments | 21 | (69) |
| Comparable headline earnings | 1 448 | 893 |
| Comparable attributable earnings per share (cents) | 418 | 307 |
| Comparable headline earnings per share (cents) | 425 | 285 |

(1) Includes ex-Eyesizwe mines for the full periods.

(2) Excludes the pre-tax impairment in 2006 of R784 million and the taxation effect of R227 million.
(3) Excludes non-recurring expenditure of R241 million associated with the empowerment transaction in the 12 months to 31 December 2006.
(4) Includes 20% investment in SIOC equity accounted from 1 January 2006.

OPERATIONS
COAL
Production of power station coal was 353kt lower than for the corresponding period in 2006 as reduced output at Matla and Arnot was only partially offset by increased production at the North Block Complex (NBC), Leeuwpan and Grootegeluk mines. Lower production at the Eskom tied operations, Matla and Arnot, resulted respectively from a delay in obtaining regulatory approval for a river diversion and from difficult geological conditions.
Coking coal production showed a marked increase of 466kt year-on-year due to improved performance at Tshikondeni as well as the successful ramp-up of the GG6 plant at the Grootegeluk mine.
Coal exports were 25% lower than in 2006 primarily due to Exxaro's decision to close the underground mining operations during January 2007 at New Clydesdale Colliery (NCC) as a result of unsafe mining conditions. To mitigate the loss of production at NCC, commissioning of the Inyanda mine was fast tracked and first run-of-mine coal was supplied to NCC for beneficiation four months after site establishment. Leeuwpan mine's reclaimer suffered a structural failure in September 2007 and is only expected to be repaired in the third quarter of 2008. Front-end loaders have been deployed to minimise the impact on sales.
Total sales to Eskom were 439kt lower year-on-year in line with the decrease in production. However, other domestic sales were significantly higher on the back of a 27% increase in semi-soft coking coal sales to ArcelorMittal SA Limited (ArcelorMittal) in line with increased demand.
Revenue increased by 15% to R5 087 million. This was due to significantly higher free on rail export prices, increased selling prices to ArcelorMittal based on higher international coking coal prices and stronger power station coal prices to Eskom.
Despite a lower operating income at the tied operations brought about by a non-recurring payment of R30 million from Eskom to Arnot for committed reserves in 2006, Exxaro Coal achieved a record net operating profit of R885 million, 43% higher than in 2006. The higher revenue, the profitable turnaround at NBC and the savings realised from integrating the Eyesizwe and Kumba Coal corporate offices, offset inflationary pressures primarily in respect of labour and diesel costs.

MINERAL SANDS
KZN SANDS
KZN Sands reported improved production results from both furnaces for the 2007 financial year in contrast with the negative impact that the Furnace 1 shut had on production in the same period in 2006. Titanium slag tapped was 35 659 tonnes higher at an annual production record of 186,6kt. Increased slag throughput also boosted low manganese pig iron (LMPI) production. Ilmenite production was aligned with higher smelter feed requirements, resulting in 48kt more than in 2006.
Business improvement initiatives during the year focused on increasing smelter output at KZN Sands with Furnace 1 and Furnace 2 achieving cold feed capacity of 92kt (84%) and 94,6kt (86%) respectively.
The pre-heater was not introduced as planned due to instability in the furnaces, exacerbated by Eskom's power supply shortages in the last quarter of the year. KZN Sands will undertake a review in 2008 of the current furnace hearth technology in use at the operation with the objective to improve the performance of the furnaces.
Zircon and rutile production declined due to lower mineral grades in the area mined during the period under review.
Revenue was R167 million higher due to increased chloride slag and LMPI sales. Net operating loss increased by R43 million which includes a R45

million write down of the crude ilmenite stockpile from cost to net realisable value due to the stronger rand at the end of the financial year.

Furnace 2 is due for a scheduled maintenance shut in the latter part of 2008 which will result in less slag and LMPI production in 2008 when compared to the 2007 financial year.

The average minerals sands in-situ grade at the Hillendale mine nearing the end of its life is expected to be lower in 2008 until the mining and development of the Fairbreeze and Braeburn deposits can commence upon obtaining the mining rights.

AUSTRALIA SANDS

Revenue increased by 14% primarily as a result of substantially higher synthetic rutile sales due to successful treatment of the ilmenite stockpile and the rollover of 2006 sales following the unplanned shut of the kiln for repairs and preventative maintenance in 2006.

Record pigment production was maintained during the period due to continuous de-bottlenecking of the pigment plant and business improvement initiatives. Zircon and rutile volumes were sustained as initiatives to increase recoveries were offset by reduced feed into the dry mill, in turn caused by lower mining grades resulting in reduced concentrate production.

A planned five-week shut for the synthetic rutile plant was successfully completed on schedule in July 2007. The benefits of the shut led to increased synthetic rutile production. A successful two-week shut was also completed at the Cooljarloo mine and included the replacement of the outer shell of the floating feed preparation unit.

Net operating profit, however, decreased substantially as the Australian dollar strengthened by more than 20% against the US dollar to a 23-year high and continued cost increases in energy consumables were not fully offset by modest price increases for zircon and pigment.

The 2008 mining plan indicates mining of a lower grade area for most of the year. This is expected to result in marginally lower heavy minerals concentrate production.

BASE METALS

Production of zinc concentrate at the Rosh Pinah mine of 95kt was nine percent lower than the equivalent period in 2006 attributable to floods in the early part of the year in southern Namibia, industrial action at the mine in the second half of the year as well as stoppages due to equipment and plant failure. This also had a negative effect on lead production.

Production volumes at the Zincor refinery increased from 90kt in 2006 to 101kt in 2007 underpinned by the improved quality of imported zinc concentrates and plant performance which in turn positively impacted on zinc recoveries of up to almost 92%. Zincor successfully completed a rebuild of the number 4 roaster similar to roaster number 3 that was rebuilt in the second half of 2006, resulting in a marked improvement in the roaster throughput in the plant.

Similar to 2007, capital expenditure in 2008 at both Rosh Pinah and Zincor will focus on the replacement of mining and plant equipment including the rebuild of the two small roasters and the realignment and major maintenance of the cell house at Zincor.

Revenue increased by 15% to R2 732 million with an operating margin of 25% as a result of a 2% increase in the average rand zinc price for the year to R22 324 per tonne compared to R22 311 per tonne in 2006. This was partially offset by inflationary production cost increases, and a write down to net realisable value of zinc stocks in the amount of R88 million resulting from the decline in LME zinc prices converted to rand terms, at the end of the reporting year.

Production ramp-up from 50ktpa to 110ktpa at the Chifeng refinery has reached 80% of design capacity at year-end. Exxaro has an effective 22% interest in the expanded operation. The significant decline in demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in prices at year-end combined with the higher

operating expenditure during the ramp-up phase, resulted in Exxaro's equity accounted interest reducing from a profit of R40 million in 2006 to a loss of R18 million in 2007.

Completion of the transaction to divest a 43,8% interest in Rosh Pinah Zinc Corporation (Pty) Limited ("Rosh Pinah") to Namibian shareholder groupings is targeted for the first half of 2008, effectively reducing Exxaro's shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine in terms of a management agreement.

A total of 13kt representing 30% of Rosh Pinah's projected lead sales up to June 2010 were hedged at forward prices ranging from US$1 700 to US$940 per tonne to accommodate the stand-alone funding structure arranged for the divestment. A further 30% of an intended 60% of the projected zinc sales up to mid 2011 were hedged subsequent to year-end at prices ranging from US$2 098 to US$2 435 per tonne.

INDUSTRIAL MINERALS

Production at both the FerroAlloys plant and the Glen Douglas mine remained in line with the previous corresponding period. Net operating profit declined at the Glen Douglas mine by R3 million as a result of higher maintenance expenditure and lower offtake of higher premium metallurgical dolomite products by ArcelorMittal.

GROWTH OPPORTUNITIES

COAL

Ramp-up of the GG6 project has reached 90% of the design capacity of 750ktpa. In addition to supplementing semi-soft coking coal to ArcelorMittal's South African coking plants, the project contributes to alleviating the shortage of market coke for the ferro-alloy industry.

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from the Grootegeluk mine to Eskom's new 2 400MW Medupi power station consisting of three generating units adjacent to the Matimba power station. Feasibility studies are underway to also supply the planned additional three generating units of Medupi which could increase the total coal supply from the Grootegeluk mine to the new power station to 14,6Mtpa.

Capital expenditure on the char project for the production of char for the ferro-alloy industry from a four retort facility at the Grootegeluk mine ramping up to 160ktpa in 2008, has been revised to R320 million from R296 million due to contractor skills shortages and scope changes. The completion of the feasibility study to investigate the viability of a market coke plant has been extended to 2008 to allow for more test work on the coking characteristics of the process. If viable, the plant will produce high quality market coke from semi-soft coking coal produced at Grootegeluk mine.

In May 2007 Exxaro was awarded 2,5Mtpa export entitlement through RBCT by means of a subscription process in addition to the existing 0,8Mtpa entitlement. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited for R212 million, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa.

Construction of the beneficiation plant at Inyanda is progressing well with hot commissioning planned for the second quarter of 2008. The R269 million Inyanda coal mine will produce up to 1,5Mtpa of product.

The capital cost of the Mafube expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to be approximately R1,9 billion on completion. Construction commenced in July 2006 with the first coal to the washing plant delivered in January 2008 and ramp-up to full capacity expected in seven months.

Mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa power station coal to Eskom is targeted for 2008 on receipt of environmental approvals. The feasibility study on the project has been completed and mining authorisation was received. In addition, expanded production of up to 2,4Mtpa from the Blesbok project at Belfast is

currently underway to meet the increased local demand for power station coal.

In terms of the 50:50 joint venture agreement between Exxaro and Anglo Coal Australia, exploration of the coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia is progressing according to schedule. Exploration in 2008 will focus on geophysical work to delineate potential long-wall mining resources. Moranbah South has the potential to produce about 3,5Mtpa of quality hard coking coal from underground long-wall mining for at least 20 years.

The Board has approved the development of the Diepspruit reserve at NCC with implementation planned for the third quarter of 2008, subject to regulatory approvals. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC to supply the export market.

MINERAL SANDS

The start of construction of the Fairbreeze mine, south of KZN Sands` existing Hillendale mine in KwaZulu-Natal, has been delayed to October 2008 subject to the approval of mining rights. The water-use licence has been approved and production is planned to start in July 2010.

Feasibility studies on the Port Durnford project, located to the immediate south-west of Hillendale mine, are on track for completion by December 2008. The project, if viable, could potentially supply the current KZN Sands furnaces for over 25 years.

The Toliara Sands project in south-western Madagascar comprises two exploration areas, Ranobe and Monombo-Marombe. Hand-auger drilling in the Monombo-Marombe area indicates resources capable of supplying long-term ilmenite feedstock to the Exxaro KZN Sands furnace complex. Further exploration drilling in this area is planned for 2008. Completion of the feasibility study for the Ranobe deposit is targeted for the end of 2008.

The feasibility study on the pigment plant expansion to 160ktpa at the Tiwest Kwinana facility was completed in the last quarter of 2007. A decision on implementation by Exxaro and its joint venture partner, Tronox Inc., is planned for the first half of 2008.

Bankable feasibility studies on the Dongara project, which forms part of the Tiwest joint venture, are ongoing. With a 20Mt reserve and 10% heavy minerals, the project will provide supplementary feedstock for Tiwest`s mineral separation plant and synthetic rutile facility. As a result of increased life expectancy at the Tiwest dry mine at Cooljarloo, production at Dongara is planned to start in early 2011.

BASE METALS

A feasibility study is currently being undertaken on the further expansion of the Chifeng refinery with a capacity increase in the order of 130ktpa. The outcome of this study is expected to be completed by mid-2008 after which Exxaro will review its participation in the expanded operation.

ALLOYSTREAMTM

The Furnace 1 feasibility study of the AlloyStreamT technology, which allows for the demonstration of this furnace`s beneficiation of manganese ore, is planned for completion during the second half of 2008. The AlloyStream technology could also lend itself to the production of ferro-nickel for which test work and pilot campaigns are planned for 2008.

POWER CONSTRAINTS

It is considered unlikely that future production at the coal mines will be affected by Eskom`s load shedding/rationing programme. Most of the group`s coal operations supply some or all their production to Eskom`s power plants. However, both KZN Sands and Zincor have an agreement with the electricity utility which may result in some 10% of production being lost.

The group supports the initiative contemplated by Eskom to introduce stability into the power plant fleet and electricity transmission grid and is committed to assisting Eskom in finding longer term solutions in

terms of additional coal supply, and consistency and quality of coal supply. Exxaro is also examining various alternatives with regard to the conservation and use of electricity throughout its operations.

CONVERSION OF MINING RIGHTS

Exxaro is approaching the conversion of its old order mining rights to new order rights in two phases. It is firstly progressing the applications which have been submitted for the conversion of the former Kumba Resources - associated rights, excluding iron ore. This will be followed by applications for the conversion of the former-Eyesizwe old order mining rights. The scheduled date for submission of the latter is April 2008.

Exxaro held a workshop with the Department of Minerals and Energy (DME) in July 2007 as part of the conversion process to clarify and progress the applications for new order mining rights. In addition to the conversion applications, Exxaro also lodged applications for new order mining rights for mineral sands deposits at Fairbreeze C Extension, Braeburn, UVS and Braeburn Extension close to its existing Hillendale mine in KwaZulu-Natal, and coal reserves at Tshikondeni Goni and Leeuwpan Extension. The outcome of the applications is awaited.

CHANGES TO THE BOARD

Subsequent to year-end, Ms N Nyembezi-Heita has resigned from the Board with effect from 29 February 2008. The Board wishes to thank her for her services as director and chairperson of the Transformation, Remuneration, Human Resources and Nomination Committee of the Board.

OUTLOOK

The acute shortage of skills in critical operational and project development positions poses a significant challenge to the group. Retention strategies and other programmes have been initiated to mitigate this risk.

Strong local and export demand for coal products at increased prices linked to higher sales volumes from the current project developments coming on stream, is expected to increase the profit contribution from the group's commercial coal operations. The results of the mineral sands business are likely to be adversely affected by the planned reline shut of Furnace 2 at Empangeni, a continued strong Australian dollar and the mining of lower grade mineral sands deposits. The current softer trend in zinc metal prices is expected to persist. Continued buoyant iron ore market conditions should benefit the group in respect of its equity interest in SIOC. A weaker rand will positively impact on US dollar denominated revenue.

FINAL DIVIDEND

The directors have declared a final dividend, dividend number 10 of 100 cents per share in respect of the 2007 financial year. The dividend has been declared in South African currency and is payable to the shareholders recorded in the books of the company at close of business on Friday, 14 March 2008.

In compliance with the electronic statement system of JSE Limited, the following dates are applicable:

| | |
|---|---|
| Last date to trade cum dividend | Friday, 7 March 2008 |
| Shares trade ex dividend | Monday, 10 March 2008 |
| Record date | Friday, 14 March 2008 |
| Payment date | Monday, 17 March 2008 |

Share certificates may not be dematerialised or rematerialised between 10 March 2008 and 14 March 2008, both days inclusive.

On behalf of the Board

SA Nkosi                          DJ van Staden
(Chief Executive Officer)         (Chief Financial Officer)
20 February 2008

Registered Office               Transfer Secretaries
Exxaro Resources Limited        Computershare Investor Services 2004
Roger Dyason Road               (Pty) Limited
Pretoria West                   Ground Floor, 70 Marshall Street
0183                            Johannesburg, 2001

                        PO Box 61051, Marshalltown, 2107
Tel no +27 12 307 5000
Fax no +27 12 307 4760
Directors: SA Nkosi (Chief Executive Officer)*, PM Baum,
JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, VZ Mntambo,
RP Mohring, PKV Ncetezo, N Nyembezi-Heita, NL Sowazi,
DJ van Staden*, D Zihlangu
*Executive
Company Secretary: MS Viljoen
Corporate Affairs and Investor Relations: Trevor Arran
(+27 12 307 3292)
Sponsor: JP Morgan (+27 11 507 0300)
JSE share code: EXX                    ADR code: EXXAY
Registration number: 2000/011076/06?ISIN code: ZAE000084992
If you have any queries regarding your shareholding in Exxaro Resources,
please contact the Transfer Secretaries at +27 11 370 5000.
This report is available at www.exxaro.com
20 February 2008
Date: 21/02/2008 07:00:01 Produced by the JSE SENS Department.

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